Exhibit 21.1

EVgo INC.

Subsidiaries

The table below is a list of direct and indirect subsidiaries of EVgo Inc. (the “Company”) as of December 31, 2024, and the state or jurisdiction in which those subsidiaries are organized. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of the Company have been omitted from this list because, considered in the aggregate as a single subsidiary, such subsidiaries would not constitute a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X.

Company	Jurisdiction of Organization
CRIS Thunder Merger LLC	Delaware
EVgo OpCo, LLC	Delaware
EVgo Holdco, LLC	Delaware
EVgo Services LLC	Delaware
EVgo Recargo HoldCo LLC	Delaware
EVgo Real Estate HoldCo LLC	Delaware
EVgo Ride Share LLC	Delaware
EVgo Swift Pledgor LLC	Delaware
EVgo Swift Borrower LLC	Delaware
PlugShare LLC	California